Mail Stop 3561

November 21, 2008

Via Fax & U.S. Mail

Mr. David H. Andrus
Chief Executive Officer and Chief Financial Officer
Diatect International Corporation
875 South Industrial Parkway
Heber City, Utah 84032

   Re: **Diatect International Corporation**
      Form 10-KSB for the year ended December 31, 2007
      Filed March 19, 2008
      File No. 1-10147

Dear Mr. Andrus:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Balance Sheets, and

Note 1-Summary of Significant Accounting Policies

Intangible Assets, page F8

1. We note the disclosure indicating that you recognized an impairment of intangible assets, consisting of the labels placed on the Company's products of $2.8 million in 2003. We also note that during 2004 and the first six months of 2005, you amortized the remaining carrying value of these assets over an estimated useful life of seven years using the straight-line method. We further note that in July 2005, the Company concluded that the estimated useful life of the labels was indefinite and you therefore ceased amortizing the carrying value of these assets. In this regard, please tell us and revise the notes to your financial statements and MD&A to explain in further detail what changes in facts or circumstances occurred in July 2005 that resulted in the change in the estimated useful life of these assets from seven years to an indefinite life. In addition, given your limited market share and the presence of significantly larger competitors with substantial research, development and marketing abilities and efforts, please explain in detail why you believe the remaining useful life of these assets is an indefinite period. Your response should explain in detail how you considered the various factors outlined in paragraph 11 of SFAS No.142 in determining that the useful life of this asset is indefinite.

2. Furthermore, given the significant operating and net losses experienced by the Company during the periods presented in the financial statements, please tell us explain in your revised disclosures your basis for the conclusion that the remaining carrying value of this asset is not impaired at December 31, 2007. Your response and your revised disclosures should explain both the methods and significant assumptions that were used to evaluate this intangible asset for impairment during 2007. We may have further comment upon review of your response.

Note 4. Notes Payable

3. Please revise Note 4 in future filings to indicate that all of the Company's notes payable outstanding at December 31, 2007 have been reflected as current liabilities in the Company's consolidated balance sheet.

4. Please tell us and clarify in Note 4 the manner in which the cash advances from a shareholder and the unsecured notes payable from various parties, including shareholders, were "settled". If such obligations were forgiven by the parties to the obligations, please indicate this in your response and in your revised disclosures. Also, we note that you recognized gains on settlement of cash advances and notes payable to shareholders of the Company in your consolidated statements of operations related to the settlement of these obligations. To the extent that these obligations were owed to related parties, such as the Company's principal shareholders, we believe that any resultant gain from their settlement would be more appropriately accounted for as capital contributions in the Company's financial statements pursuant to the guidance outlined in footnote 1 to paragraph 20 of APB No. 26. Please advise or revise appropriate.

5. In a related manner, we note that the Company recognized gains during 2006 in connection with the settlement of obligations owed to La Jolla Cove Investors, Bruce L. Shannon, Brent Larson and Robinson Family LLC. Please explain the nature of the Company's relationship with each of these parties at the time it entered into the original debt obligations as well as at the time they were settled or extinguished. To the extent the Company maintained a related party relationship with these parties, we would expect any gain resulting from the settlement or extinguishment of their debt obligations to be accounted for as capital contributions in accordance with the guidance in footnote 1 to paragraph 20 of APB No.26. Please advise or revise as appropriate.

Note 6. Commitments and Contingencies

6. We note the disclosure indicating that in the fourth quarter of 2006, the land and building where the Company maintains its offices and manufacturing facility was

sold by a shareholder to Aspen Capital Management, LLC, an entity affiliated with a former director of the Company. We also note that in connection with this sale, $117,060 of unpaid rent owed by the Company was forgiven. As the forgiveness of this unpaid rent was made by a shareholder of the Company, it appears that this "gain" on forgiveness of debt should be accounted for as a capital contribution in the Company's financial statements. Refer to the guidance outlined in footnote 1 of paragraph 20 of APB No.26.

Other

7. In connection with the two previous comments, add disclosure to summarize the components of the $1,046, 547 of "Gain from termination of Debt", and supplementally advise us of the details surrounding the debt and related accrued interest in the amount of $773,492 for which the statute of limitations has expired. As part of your response, discuss your relationship with the party to which the debt was due, and the circumstances that led to such large amount being outstanding for such a long period of time. We may have further comment upon reviewing your response.

Note 6-Commitments and Contingencies, page F-15

8. We note the pending Case No. 2:07cv00709. Please add disclosure to indicate an estimate of the range of loss in accordance with paragraph 10 SFAS 5. If the range of loss cannot be estimated, state that such an estimate cannot be made.

Other

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: (435) 657-9794